Valneva Reports Preliminary Unaudited 2025 Revenue and Cash and Provides 2026 Outlook

•Total Revenues of €174.7 million in line with guidance, including €157.9 million in product sales
•Strong year-end cash position of €109.7 million, with enhanced financial flexibility following successful debt refinancing
•2026 to be a potentially transformational year with Phase 3 Lyme disease data expected in the first half of the year
•Chief Executive Officer’s contract renewed for a further three-year term, ensuring continuity in leadership

Lyon (France), February 19, 2026 – Valneva SE (Nasdaq: VALN; Euronext Paris: VLA) a specialty vaccine company, today reported its preliminary unaudited full-year 2025 revenue and cash results1 and provided a first outlook for 2026.

2025 full-year revenue and cash results (unaudited):

•Total revenues of €174.7 million in 2025 compared to €169.6 million in 2024 including recognition of variable consideration relating to the research collaboration and licensing agreement for the Lyme disease program
•Product sales of €157.9 million compared to €163.3 million in 2024, as third-party sales decreased by 42.3% to €19.2 million (€33.2 million in 2024), as expected
•Product sales increased by 9% at constant exchange rate (CER)2) and excluding third-party sales
•Cash and cash equivalents of €109.7 million as of December 31, 2025, compared to
€168.3 million as of December 31, 2024

2026 Outlook and Financial Guidance:

•First Phase 3 data readout for Lyme disease vaccine candidate anticipated in the first half of 2026, with regulatory submissions expected to follow as planned by Pfizer, subject to positive results
oIf successful, VLA15 will be the fourth vaccine developed by Valneva and its successful commercialization by Pfizer would enable Valneva to further expand and accelerate a pipeline of innovative vaccines in line with its strategic vision

•First Phase 2 data for tetravalent shigella vaccine candidate S4V2
oA decision on subsequent development steps is anticipated in the second half of 2026
1 The financial figures presented in this release are preliminary and unaudited. The final audited financial results, which remain subject to approval by the Board of Directors, are expected to be published in March.
2 Changes in product sales are presented at constant exchange rate (CER), where indicated. The definition of CER is provided in this press release
February 19, 2026 VALNEVA SE

•Progress in enhancing the R&D pipeline with differentiated vaccine candidates addressing areas of high unmet medical need

•Total revenues for 2026 are expected in the range of €155-170 million, including product sales between €145-160 million
oLower product sales guidance in 2026 compared to 2025 reflects continued growth of established commercial brands, offset by the wind-down of third-party sales as previously guided.

•Disciplined cash management to continue with operating cash burn expected to decline further in 2026 while sustaining strategic R&D investments

Peter Bühler, Valneva’s Chief Financial Officer, commented, “2025 challenged our resilience while reaffirming the strength of our team’s disciplined execution. We remained committed to growing our commercial brands and made strong progress across our key R&D programs, despite headwinds around IXCHIQ® and the broader geopolitical pressures. As we enter 2026, we look forward to the potentially transformative Phase 3 data readout for our Lyme disease vaccine candidate, while remaining focused on prudent capital allocation, to support shaping and growing our business in line with our strategic vision.”

Valneva also announced today that its Board of Directors has renewed Thomas Lingelbach’s mandate as Chief Executive Officer for a further three-year term and confirmed his continued role as a Board member, subject to approval at the Company’s 2026 Annual General Meeting.

Anne-Marie Graffin, Chairperson of Valneva’s Board of Directors, commented, “As a co-founder of the Company, Thomas has been a driving force behind our growth, culture, and sustained success over the past 13 years. The Board firmly believes that his continued leadership is critical as we enter the next era of the Company’s development, and we have full confidence in his ability to drive the Company’s future and deliver value for all our stakeholders.”

Non-IFRS Financial Measures - Product sales (excluding third-party sales) at constant exchange rates:
References to changes in net sales at constant exchange rates (CER) indicate that the impact of currency fluctuations has been removed. This is done by recalculating net sales for the period in question using the exchange rates applied in the prior period.

€ in million	Twelve months ended December 31
(unaudited results, consolidated per IFRS)	2025	2024	Year-over-year growth %
Product sales	157.9	163.3	-3.3%
Third-party product sales	19.2	33.2	-42.3%
Product sales excluding third-party sales	138.7	130.1	+6.7%
Effect of exchange rates (excluding third-party sales)	3.1
Product sales (excluding third-party sales) at constant exchange rates (CER)	141.8		+9%

About Valneva SE
We are a specialty vaccine company that develops, manufactures, and commercializes prophylactic vaccines for infectious diseases addressing unmet medical needs. We take a highly specialized and targeted approach, applying our deep expertise across multiple vaccine modalities, focused on providing either first-, best- or only-in-class vaccine solutions.
We have a strong track record, having advanced multiple vaccines from early R&D to approvals, and currently market three proprietary travel vaccines.
Revenues from our growing commercial business help fuel the continued advancement of our vaccine pipeline. This includes the only Lyme disease vaccine candidate in advanced clinical development, which is partnered with Pfizer, the world’s most clinically advanced Shigella vaccine candidate, as well as vaccine candidates against other global public health threats. More information is available at www.valneva.com.

Valneva Investor and Media Contacts Laetitia Bachelot-Fontaine VP, Global Communications and European Investor Relations M +33 (0)6 4516 7099 Laetitia.bachelot-fontaine@valneva.com	Joshua Drumm, Ph.D. VP, Global Investor Relations M +001 917 815 4520 joshua.drumm@valneva.com
Forward-Looking Statements
This press release contains certain forward-looking statements relating to the business of Valneva, including with respect to the progress, timing, results and completion of research, development and clinical trials for product candidates, to regulatory approval of product candidates and review of existing products, and financial guidance including projected product sales, total revenue and total R&D investments. In addition, even if the actual results or development of Valneva are consistent with the forward-looking statements contained in this press release, those results or developments of Valneva may not be sustained in the future. In some cases, you can identify forward-looking statements by words such as “could,” “should,” “may,” “expects,” “anticipates,”

“believes,” “intends,” “estimates,” “aims,” “targets,” or similar words. These forward-looking statements are based largely on the current expectations of Valneva as of the date of this press release and are subject to a number of known and unknown risks and uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievement expressed or implied by these forward-looking statements. In particular, the expectations of Valneva could be affected by, among other things, uncertainties and delays involved in the development and manufacture of vaccines, unexpected clinical trial results, unexpected regulatory actions or delays, competition in general, currency fluctuations, the impact of the global and European credit crisis, and the ability to obtain or maintain patent or other proprietary intellectual property protection. Success in preclinical studies or earlier clinical trials may not be indicative of results in future clinical trials. In light of these risks and uncertainties, there can be no assurance that the forward-looking statements made in this press release will in fact be realized. Valneva is providing this information as of the date of this press release and disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.